November 9, 2010

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn:	Mr. Gabriel Eckstein
Ms. Mary Beth Breslin

Re:	C&D Technologies, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 21, 2010
File No. 001-09389

Ladies and Gentlemen:

This letter is submitted on behalf of C&D Technologies, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) raised in your letter dated November 1, 2010 to Kevin P. Dowd, Chairman of the Board of the Company (the “Comment Letter”), with respect to the Preliminary Proxy Statement on Schedule 14A (the “Proxy”) that was filed with the Commission on October 21, 2010. The amended Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy”) is being filed on behalf of the Company with the Commission on the date hereof. For your convenience, we will provide on a supplemental basis the Staff via overnight courier with four (4) copies of Amended Proxy, which has been marked to show the changes to the Proxy Statement.

For your reference, the text of the Staff’s comment is reproduced below in italics. The Company’s response to the comment immediately follows the reproduced text in regular typeface. All page references in the Company’s response are to Amended Proxy as marked. All capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Proxy.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 9, 2010

General

1. Please revise to incorporate the comments we have raised on the Form S-4 filed October 21, 2010 and vice versa, as applicable.

The Company has revised the Amended Proxy to incorporate the comments the Staff raised on the Form S-4 filed October 21, 2010 (including Comments #7, 11, 12, 14, 15, 16, 17, 20, 21, 22, 23, 24, 25, 26, 27, 28, 29 and 33) and vice versa, as applicable. Such revisions are reflected on pages 2, 3, 7, 9, 10, 11, 12, 28, 29, 31, 32, 50, 54, 69, 70, 74, 75, 88, 89, 103, and 106, and Appendices I and J of the Amended Proxy.

Quorum; Voting Rights, page 9

2. Please revise to state the vote required by common stockholders to approve the prepackaged bankruptcy. Please revise to describe the effect of abstentions and unmarked ballots on the numerosity requirement that the prepackaged plan must be accepted by more than two-thirds in amount of common stock that are actually voted.

The Company has made the suggested revision to pages 9 and 99 of the Amended Proxy and added a statement of the vote required by common stockholders to approve the prepackaged plan and a description of the effect of abstentions and unmarked ballots on a class’s acceptance or rejection of the prepackaged plan.

3. Please describe your instructions for nominee holders regarding transmitting all solicitation documents to beneficial holders of common stock and aggregating completed ballots from beneficial holders in order to ensure that the voting results satisfy the numerosity requirement.

The Company has made the suggested revision to pages 10, 11-12 and 103 of the Amended Proxy and added a description of its instructions for nominee holders regarding transmitting solicitation documents to beneficial holders and aggregating completed ballots from beneficial holders in order to ensure that the voting results satisfy the numerosity requirement.

4. Please describe your procedures for ensuring against duplication in counting votes for calculating the numerosity requirement for holders of common stock with multiple accounts, and for determining which holders will receive multiple ballots.

The Company has made the suggested revision to pages 10 and 103 of the Amended Proxy and added a description of its procedures for ensuring against duplication in counting votes.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 9, 2010

Form of Ballot to Accept or Reject the Prepackaged Bankruptcy Plan

5. Please revise to state that the ballot is being solicited by the board. Refer to Rule 14a-4.

The Company has revised the ballot and master ballot to reflect that the vote of the stockholders of the Company is being solicited by its board of directors.

* * *

As requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing,

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact Joseph L. Johnson, III, Esq. of Goodwin Procter LLP, our outside counsel, at (617) 570-1633 or by facsimile at (617) 523-1231.

Very truly yours,

/s/ Ian J. Harvie

Ian J. Harvie

Senior Vice President and Chief Financial Officer

cc:	Ettore A. Santucci, Esq.

Joseph L. Johnson III, Esq.

    Goodwin Procter LLP